Mail Stop 3561

                                                                   September
20, 2018

       Xiaoyang Huang
       Chief Executive Officer
       HiTek Global Inc.
       Unit 304, No. 30 Guanri Road, Siming District,
       Xiamen City, Fujian Province
       People's Republic of China


                 Re:   HiTek Global Inc.
                       Amendment No. 1 to Draft Registration Statement on Form
F-1
                       Submitted August 31, 2018
                       CIK No. 0001742341

       Dear Ms. Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Financial Statements

       Note 2   Basis of Presentation and Summary of Significant Accounting
Policies

       Revenue Recognition

       Tax Devices and Services, page F-12

           1. We reviewed your response to our comment 21, that the revenue recognition policy for the GTD device is disclosed on pages 34 and F-13. However, we are unable to locate your revenue recognition policy disclosure related to the GTD device. In that regard,
 Xiaoyang Huang
HiTek Global Inc.
September 20, 2018
Page 2

       please disclose your revenue recognition policy with respect to the GTD device, as previously requested.

    2. We reviewed your response to our comment 22. Please explain to us in further detail why your presentation of revenues on a gross basis is acceptable under GAAP. In doing so, please provide us an analysis that addresses all the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. Notwithstanding the above, revise your accounting policy disclosures to specify how you record revenues from these sales and the principal reasons for your election on reporting revenues gross or net.

Underwriting, page 81

    3. Clarify when your offering will terminate if you meet the minimum offering amount but do not meet the maximum offering amount and how much time may lapse. Refer to Item
       2.B. of Form 20-F.

Signatures, Page II-3

    4. We note your response to comment 30 and your revised disclosure. We also note that you have added a line for the Chief Financial Officer to execute the registration statement although no name has been supplied and it has not been signed. Please revise to identify your principal financial officer as well as your controller or principal accounting officer, if different. Refer to Instruction 1 to Form F-1.

        You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Donna
Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at
(202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.


                                                             Sincerely,

                                                             /s/ Mara L. Ransom

                                                             Mara L. Ransom
                                                             Assistant Director
                                                             Office of Consumer
Products